EXHIBIT 99.1
Shopify Announces Third-Quarter 2021 Financial Results
Cumulative GMV reaches $400 billion as Shopify continues to simplify commerce for entrepreneurs everywhere

Shopify reports in U.S. dollars and in accordance with U.S. GAAP

Internet, Everywhere - October 28, 2021 - Shopify Inc. (NYSE, TSX:SHOP), a provider of essential internet infrastructure for commerce, announced today strong financial results for the quarter ended September 30, 2021.

“It took 15 years for our merchants to get to $200 billion in cumulative GMV, and just 16 months to double that to $400 billion,” said Harley Finkelstein, Shopify’s President. “Our merchants’ GMV remained strong in Q3. As the share of GMV from offline expanded within our total GMV, it is clear that entrepreneurs are embracing a future in which retail happens everywhere. Shopify is making it easier for more merchants worldwide to build direct and authentic relationships with their customers, in creative ways that work best for them.”

“The strength of Shopify’s flywheel was on display within the more normalized spending environment we saw this past quarter, as more merchants used more of our platform to start and grow their businesses,” said Amy Shapero, Shopify’s CFO. “Our results show that Shopify is executing well, giving our merchants the tools they need to compete in differentiated ways in a growing number of markets. We remain focused on simplifying commerce for our merchants so they can take full advantage of what digital makes possible and reimagine retail.”

Third-Quarter Financial Highlights
•Total revenue in the third quarter was $1,123.7 million, up 46% year over year.
•Subscription Solutions revenue was $336.2 million, up 37% year over year, primarily due to more merchants joining the platform.
•Merchant Solutions revenue was $787.5 million, up 51% year over year, driven primarily by the growth of Gross Merchandise Volume1 ("GMV").
•Monthly Recurring Revenue2 ("MRR") as of September 30, 2021 was $98.8 million. MRR increased 33% year over year, up from $74.4 million as of September 30, 2020 as more merchants joined the platform and
1. Gross Merchandise Volume, or GMV, represents the total dollar value of orders facilitated through the Shopify platform including certain apps and channels for which a revenue-sharing arrangement is in place in the period, net of refunds, and inclusive of shipping and handling, duty and value-added taxes.
2. Monthly Recurring Revenue, or MRR, is calculated by multiplying the number of merchants by the average monthly subscription plan fee in effect on the last day of that period and is used by management as a directional indicator of subscription solutions revenue going forward assuming merchants maintain their subscription plan the following month.

the number of retail locations using POS Pro increased. Shopify Plus contributed $27.2 million, or 28%, of MRR compared with 25% of MRR as of September 30, 2020.
•GMV for the third quarter was $41.8 billion, an increase of $10.8 billion or 35% over the third quarter of 2020. Gross Payments Volume3 ("GPV") grew to $20.5 billion, which accounted for 49% of GMV processed in the quarter, versus $14.0 billion, or 45%, for the third quarter of 2020.
•Gross profit dollars grew 50% to $608.9 million in the third quarter of 2021, compared with $405.1 million for the third quarter of 2020.
•Adjusted gross profit4 dollars grew 49% to $616.4 million in the third quarter of 2021, compared with $412.6 million for the third quarter of 2020.
•Operating loss for the third quarter of 2021 was $4.1 million, or 0.4% of revenue, versus income of $50.6 million, or 7% of revenue, for the comparable period a year ago.
•Adjusted operating income4 for the third quarter of 2021 was $140.2 million, or 12% of revenue, compared with adjusted operating income of $130.9 million or 17% of revenue in the third quarter of 2020. Adjusted operating income excludes a $30.1 million impairment relating to the planned termination or sublet of additional lease agreements for office space that we ceased using in the third quarter of 2021, resulting from our decision to work remotely permanently, which we announced in the second quarter of 2020.
•Net income for the third quarter of 2021 was $1,148.4 million, or $9.00 per diluted share, compared with net income of $191.1 million, or $1.54 per diluted share, for the third quarter of 2020. Q3 2021 net income includes a $1,340.8 million unrealized gain on our equity investments.
•Adjusted net income4 for the third quarter of 2021 was $102.8 million, or $0.81 per diluted share, compared with adjusted net income of $140.8 million, or $1.13 per diluted share, for the third quarter of 2020.
•At September 30, 2021, Shopify had $7.52 billion in cash, cash equivalents and marketable securities, compared with $6.39 billion at December 31, 2020.

Third-Quarter Business Highlights
•Shopify launched Shopify Markets, a product that makes cross-border commerce easier for entrepreneurs. With Shopify Markets, merchants can enter new markets easily, and increase buyer trust and conversion with tailored experiences for each market. By managing all cross-border commerce in Shopify’s centralized commerce platform, Shopify Markets gives merchants a unified view of their entire business across borders.
•Shopify began rolling out Shopify Balance, our money management product, to merchants in the United States. Shopify Balance offers merchants a no-fee money management account with fast access to their cash, a card for spending online, on mobile, or in-store, and rewards featuring cash back, perks, and discounts on every day spending.
•Shopify introduced TikTok Shopping to merchants, enabling merchants with a TikTok For Business account to add products that link directly to their online store checkout.

3. Gross Payments Volume, or GPV, is the amount of GMV processed through Shopify Payments.
4. Non-GAAP financial measures exclude the effect of stock-based compensation expenses and related payroll taxes, amortization of acquired intangibles, unrealized gains on equity and other investments, a real estate-related impairment charge, and tax effects related to non-GAAP adjustments. Please refer to "Non-GAAP Financial Measures" in this press release for more information.

•Shopify continued to build the foundation of Shopify Fulfillment Network, adding capabilities including product bundling, regional tax settings, and tracking inbound transfer shipments of inventory.
•Shopify made strides with our All-New POS Pro software, launching it for Android devices, and launched our integrated retail hardware with payments to retail merchants in Germany and New Zealand, and the Netherlands in October, enabling merchants in these regions to seamlessly bridge online and offline commerce.
•Shopify opened a brick-and-mortar space in New York City featuring Shopify’s products, services, and technology, and serving as a hub where merchants can receive hands-on support, inspiration, and education to help grow their business.
•Shopify launched Shopify Shipping in the United Kingdom, enabling British merchants to easily purchase shipping labels directly from the Shopify merchant admin, saving them time and money.
•Merchants in the U.S., Canada, and the U.K. received a record $393.6 million in merchant cash advances and loans from Shopify Capital in the third quarter of 2021, an increase of 56% versus the $252.1 million funded in the third quarter of last year. Shopify Capital has grown to approximately $2.7 billion in cumulative capital funded since its launch in April 2016, approximately $524.0 million of which was outstanding on September 30, 2021.
•Beginning on August 1, 2021, Shopify eliminated its revenue share on the first million dollars made by app developer partners annually in the Shopify App Store, and beginning on September 15, 2021, eliminated the revenue share on the first million dollars made by theme developers annually in the Shopify Theme Store. We extended more generous terms in order to increase our support for developers, expand what gets built on Shopify, and attract the best developers in the world to make commerce better for everyone.

Subsequent to Third Quarter 2021
•Shopify launched the Shopify Global ERP Program, which allows select ERP partners, initially including Microsoft, Oracle NetSuite, Infor, Acumatica, and Brightpearl, to build direct integrations into the Shopify App Store. This offering unlocks seamless workflows and greater data control for high-volume merchants, helping them transform data into actionable results as they scale on our platform.
•Shopify launched the Spotify channel, enabling artist-entrepreneurs on Spotify to connect their Spotify for Artists accounts with their Shopify online stores, where they can sync their product catalogues and seamlessly showcase products directly on their Spotify profile.

Outlook
The outlook that follows constitutes forward-looking information within the meaning of applicable securities laws and is based on a number of assumptions and subject to a number of risks. Actual results could vary materially as a result of numerous factors, including certain risk factors, many of which are beyond Shopify’s control. Please see "Forward-looking Statements" below.

In addition to the other assumptions and factors described in this press release, Shopify’s outlook assumes the continuation of growth trends in our industry, our ability to manage our growth effectively, the absence of material changes in our industry or the global economy and other assumptions related to the COVID-19 pandemic, which are described in detail below. The following statements supersede all prior statements made by Shopify and are based on current expectations. As these statements are forward-looking, actual results may differ materially.

These statements do not give effect to the potential impact of mergers, acquisitions, divestitures or business combinations that may be announced or closed after the date hereof. All numbers provided in this section are approximate.

Our outlook for the remainder of 2021 is consistent with our assumptions in February. The economy remains resilient, consumer spending on services and off-line retail is expanding, and ecommerce, after easing from its peak share as a percent of total retail, is growing at a more normalized pace relative to 2020.

In view of these factors, we continue to expect to grow revenue rapidly in 2021, but at a lower rate than in 2020. For the full year 2021, we continue to expect the following:

•Subscriptions solutions revenue growth to be driven by more merchants around the world joining the platform in a number lower than the record in 2020, but higher than any year prior to 2020;
•The growth rates of subscription solutions and merchant solutions revenues to be more similar to each other than for 2020, or any year prior to 2020, as we do not expect the surge in GMV that drove merchant solutions in 2020 to repeat; and,
•Merchant solutions revenue growth to be driven by continued GMV growth from existing merchants, new merchants joining the platform, and expanded adoption of Shopify’s growing menu of merchant solutions, including established offerings such as Shopify Payments, Shopify Shipping, and Shopify Capital, both geographically and as merchants grow into them, while newer solutions such as Shopify Fulfillment Network and 6 River Systems contribute nascent but incremental revenue in their early stages.

We continue to expect the fourth quarter to contribute the largest share of full-year revenue, and that the revenue spread will be more evenly distributed across the four quarters than it has been historically. While the commerce market, both online and offline, may be impacted by supply chain delays or increased costs for materials, labor, shipping or advertising in the fourth quarter, and spending on Black Friday Cyber Monday may be pulled forward, we expect our GMV in the fourth quarter to continue to grow substantially faster than the commerce market.

We continue to expect rapid growth in gross profit dollars in 2021 and plan to continue reinvesting back into our business as aggressively as we can, with the year-over-year growth in operating expenses accelerating slightly in our fourth quarter, after excluding the $30.1 million impairment charge in Q3 2021, as we expect to hire more engineers and commercial talent and ramp up our go-to-market programs and events. We continue to expect full-year 2021 adjusted operating income to be above the level we achieved in 2020.

For 2021, we continue to anticipate stock-based compensation expenses and related payroll taxes of $400 million and amortization of acquired intangibles of $22 million.

Quarterly Conference Call
Shopify’s management team will hold a conference call to discuss our third-quarter results today, October 28, 2021, at 8:30 a.m. ET. The conference call will be webcast on the investor relations section of Shopify’s website at https://investors.shopify.com/news-and-events/. An archived replay of the webcast will be available following the conclusion of the call.

Shopify’s Third Quarter 2021 Interim Unaudited Condensed Consolidated Financial Statements and Notes and its Third Quarter 2021 Management's Discussion and Analysis are available on Shopify’s website at www.shopify.com and will be filed on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

About Shopify
Shopify is a leading provider of essential internet infrastructure for commerce, offering trusted tools to start, grow, market, and manage a retail business of any size. Shopify makes commerce better for everyone with a platform and services that are engineered for reliability, while delivering a better shopping experience for consumers everywhere. Proudly founded in Ottawa, Shopify powers over 1.7 million businesses in more than 175 countries and is trusted by brands such as Allbirds, Gymshark, Heinz, Staples Canada, and many more. For more information, visit www.shopify.com.

Non-GAAP Financial Measures
To supplement our consolidated financial statements, which are prepared and presented in accordance with United States generally accepted accounting principles ("GAAP"), Shopify uses certain non-GAAP financial measures to provide additional information in order to assist investors in understanding our financial and operating performance.

Adjusted gross profit, adjusted operating income, non-GAAP operating expenses, adjusted net income and adjusted net income per share are non-GAAP financial measures that exclude the effect of stock-based compensation expenses and related payroll taxes, amortization of acquired intangibles, and a real estate-related impairment charge. Adjusted net income and adjusted net income per share also exclude unrealized gains on equity and other investments and tax effects related to non-GAAP adjustments.

Management uses non-GAAP financial measures internally for financial and operational decision-making and as a means to evaluate period-to-period comparisons. Shopify believes that these non-GAAP measures provide useful information about operating results, enhance the overall understanding of past financial performance and future prospects, and allow for greater transparency with respect to key metrics used by management in its financial and operational decision making. Non-GAAP financial measures are not recognized measures for financial statement presentation under U.S. GAAP and do not have standardized meanings, and may not be comparable to similar measures presented by other public companies. Such non-GAAP financial measures should be considered as a supplement to, and not as a substitute for, or superior to, the corresponding measures calculated in accordance with GAAP. See the financial tables below for a reconciliation of the non-GAAP measures.

Forward-looking Statements
This press release contains certain forward-looking statements within the meaning of applicable securities laws, including statements regarding Shopify’s planned business initiatives and operations and outlook, the performance of Shopify's merchants, the impact of Shopify's business on its merchants and other entrepreneurs, and economic activity and consumer spending. Words such as "continue", "will", “plan”, “anticipate”, "become", "enable", and "expect" or similar expressions are intended to identify forward-looking statements.

These forward-looking statements are based on Shopify’s current projections and expectations about future events and financial trends that management believes might affect its financial condition, results of operations, business strategy and financial needs, and on certain assumptions and analysis made by Shopify in light of the experience and perception of historical trends, current conditions and expected future developments and other factors management believes are appropriate. These projections, expectations, assumptions and analyses are subject to known and unknown risks, uncertainties, assumptions and other factors that could cause actual results, performance, events and achievements to differ materially from those anticipated in these forward-looking statements. Although Shopify believes that the assumptions underlying these forward-looking statements are reasonable, they may prove to be incorrect, and readers cannot be assured that actual results will be consistent with these forward-looking statements. Actual results could differ materially from those projected in the forward-looking statements as a result of numerous factors, including certain risk factors, many of which are beyond Shopify’s control, including but not limited to: (i) merchant acquisition and retention; (ii) managing our growth; (iii) our potential inability to compete successfully against current and future competitors; (iv) the security of personal information we store relating to merchants and their customers and consumers with whom we have a direct relationship; (v) our history of losses and our ability to maintain profitability; (vi) a disruption of service or security breach; (vii) our limited operating history in new markets and geographic regions; (viii) our ability to innovate; (ix) international sales and operations and the use of our platform in various countries; (x) our reliance on a single supplier to provide the technology we offer through Shopify Payments; (xi) our potential inability to hire, retain and motivate qualified personnel; (xii) our use of a single cloud-based platform to deliver our services; (xiii) uncertainty around the duration and scope of the COVID-19 pandemic and the impact of the pandemic and actions taken in response on global and regional economies and economic activity; (xiv) the reliance of our growth in part on the success of our strategic relationships with third parties; (xv) complex and changing laws and regulations worldwide; (xvi) our dependence on the continued services of management and other key employees; (xvii) our potential failure to effectively maintain, promote and enhance our brand; (xviii) payments processed through Shopify Payments; (xix) serious errors or defects in our software or hardware or issues with our hardware supply chain; (xx) our potential inability to achieve or maintain data transmission capacity; (xxi) activities of merchants or partners or the contents of merchants’ shops; (xxii) evolving privacy laws and regulations, cross-border data transfer restrictions, data localization requirements and other domestic or foreign regulations may limit the use and adoption of our services; (xxiii) changes in tax laws or adverse outcomes related to our taxes; (xiv) other one-time events and other important factors disclosed previously and from time to time in Shopify’s filings with the U.S. Securities and Exchange Commission and the securities commissions or similar securities regulatory authorities in each of the provinces or territories of Canada. The forward-looking statements contained in this news release represent Shopify’s expectations as of the date of this news release, or as of the date they are otherwise stated to be made, and subsequent events may cause these expectations to change. Shopify undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by law.

CONTACT:
INVESTORS:	MEDIA:
Katie Keita	Rebecca Feigelsohn
Senior Director, Investor Relations	Communications Lead
613-241-2828 x 1024	416-238-6705 x 302
IR@shopify.com	press@shopify.com
SOURCE: Shopify

Shopify Inc.
Condensed Consolidated Statements of Operations and Comprehensive Income
(Expressed in US $000’s, except share and per share amounts, unaudited)

	Three months ended		Nine months ended
	September 30, 2021	September 30, 2020	September 30, 2021	September 30, 2020
	$	$	$	$
Revenues
Subscription solutions	336,208	245,274	991,126	629,317
Merchant solutions	787,532	522,131	2,240,706	1,322,430
	1,123,740	767,405	3,231,832	1,951,747
Cost of revenues
Subscription solutions	67,355	52,170	188,764	134,282
Merchant solutions	447,476	310,087	1,254,583	780,333
	514,831	362,257	1,443,347	914,615
Gross profit	608,909	405,148	1,788,485	1,037,132
Operating expenses
Sales and marketing	237,949	147,608	626,082	447,320
Research and development	221,028	143,427	580,471	393,050
General and administrative	128,722	51,799	273,790	179,948
Transaction and loan losses	25,311	11,753	53,903	39,202
Total operating expenses	613,010	354,587	1,534,246	1,059,520
(Loss) income from operations	(4,101)	50,561	254,239	(22,388)

Other income, net	1,344,553	135,806	3,375,072	152,999
Income before income taxes	1,340,452	186,367	3,629,311	130,611
(Provision for) recovery of income taxes	(192,020)	4,701	(343,341)	65,026
Net income	1,148,432	191,068	3,285,970	195,637
Other comprehensive (loss) income	(9,193)	4,190	(14,660)	(1,790)
Comprehensive income	1,139,239	195,258	3,271,310	193,847

Net income per share attributable to shareholders:
Basic	9.18	1.59	26.44	1.65
Diluted	9.00	1.54	25.84	1.59

Shares used to compute net income per share attributable to shareholders:
Basic	125,071,460	120,511,484	124,297,069	118,692,898
Diluted	127,619,188	124,908,279	127,263,746	123,399,606

Shopify Inc.
Condensed Consolidated Balance Sheets
(Expressed in US $000’s except share amounts, unaudited)

	As at
	September 30, 2021	December 31, 2020
	$	$
Assets
Current assets
Cash and cash equivalents	2,189,613	2,703,597
Marketable securities	5,329,081	3,684,370
Trade and other receivables, net	151,773	120,752
Merchant cash advances, loans and related receivables, net	524,020	244,723
Income taxes receivable	57,372	56,067
Other current assets	80,892	68,247
	8,332,751	6,877,756
Long-term assets
Property and equipment, net	91,787	92,104
Intangible assets, net	141,929	135,676
Right-of-use assets, net	123,414	119,373
Deferred tax assets	52,073	52,677
Equity and other investments ($3,916,910 and $nil, at fair value)	4,445,132	173,454
Goodwill	349,432	311,865
	5,203,767	885,149
Total assets	13,536,518	7,762,905
Liabilities and shareholders’ equity
Current liabilities
Accounts payable and accrued liabilities	350,588	300,795
Income taxes payable	26,498	19,677
Deferred revenue	203,853	107,809
Lease liabilities	15,618	10,051
	596,557	438,332
Long-term liabilities
Deferred revenue	174,483	21,006
Lease liabilities	174,190	144,836
Convertible senior notes	910,376	758,008
Deferred tax liabilities	310,635	—
	1,569,684	923,850
Commitments and contingencies
Shareholders’ equity
Common stock, unlimited Class A subordinate voting shares authorized, 113,607,328 and 110,929,570 issued and outstanding; unlimited Class B multiple voting shares authorized, 11,967,828 and 11,599,301 issued and outstanding	7,930,690	6,115,232
Additional paid-in capital	136,024	261,436
Accumulated other comprehensive (loss) income	(5,890)	8,770
Retained earnings	3,309,453	15,285
Total shareholders’ equity	11,370,277	6,400,723
Total liabilities and shareholders’ equity	13,536,518	7,762,905

Shopify Inc.
Condensed Consolidated Statements of Cash Flows
(Expressed in US $000’s, unaudited)

	Nine months ended
	September 30, 2021	September 30, 2020
	$	$
Cash flows from operating activities
Net income for the period	3,285,970	195,637
Adjustments to reconcile net income to net cash provided by operating activities:
Amortization and depreciation	44,067	52,167
Stock-based compensation	232,454	179,883
Amortization of debt offering costs	1,756	1,200
Impairment of right-of-use assets and leasehold improvements	30,145	31,623
Provision for transaction and loan losses	25,723	19,954
Deferred income tax expense	306,849	5,598
Revenue related to non-cash consideration	(37,425)	(1,738)
Net unrealized gain on equity and other investments	(3,369,535)	(133,239)
Unrealized foreign exchange loss (gain)	3,741	(1,186)
Changes in operating assets and liabilities:
Trade and other receivables	(30,267)	(21,053)
Merchant cash advances, loans and related receivables	(307,245)	(112,447)
Other current assets	(27,301)	(17,441)
Non-cash consideration received in exchange for services	(257,577)	(24,710)
Accounts payable and accrued liabilities	39,392	86,067
Income tax assets and liabilities	13,593	(139,936)
Deferred revenue	286,946	58,935
Lease assets and liabilities	2,684	278
Net cash provided by operating activities	243,970	179,592
Cash flows from investing activities
Purchase of marketable securities	(5,616,479)	(3,661,092)
Maturity of marketable securities	3,965,755	2,436,216
Purchase of equity and other investments	(642,566)	(10,051)
Acquisitions of property and equipment	(24,813)	(35,377)
Acquisitions of intangible assets	—	(262)
Acquisition of businesses, net of cash acquired	(49,800)	—
Net cash used in investing activities	(2,367,903)	(1,270,566)
Cash flows from financing activities
Proceeds from public equity offerings, net of issuance costs	1,541,168	2,578,591
Proceeds from convertible senior notes, net of underwriting fees and offering costs	—	907,950
Proceeds from the exercise of stock options	72,444	50,076
Net cash provided by financing activities	1,613,612	3,536,617
Effect of foreign exchange on cash and cash equivalents	(3,663)	(5,675)
Net (decrease) increase in cash and cash equivalents	(513,984)	2,439,968
Cash and cash equivalents – Beginning of Period	2,703,597	649,916
Cash and cash equivalents – End of Period	2,189,613	3,089,884

Shopify Inc.
Reconciliation from GAAP to Non-GAAP Results
(Expressed in US $000’s, except share and per share amounts, unaudited)

	Three months ended		Nine months ended
	September 30, 2021	September 30, 2020	September 30, 2021	September 30, 2020
	$	$	$	$
GAAP Gross profit	608,909	405,148	1,788,485	1,037,132
% of Revenue	54%	53%	55%	53%
add: stock-based compensation	1,699	2,667	4,851	5,003
add: payroll taxes related to stock-based compensation	288	247	796	764
add: amortization of acquired intangibles	5,536	4,531	14,439	14,956
Non-GAAP Gross profit	616,432	412,593	1,808,571	1,057,855
% of Revenue	55%	54%	56%	54%

GAAP Sales and marketing	237,949	147,608	626,082	447,320
% of Revenue	21%	19%	19%	23%
less: stock-based compensation	10,329	10,094	28,853	31,914
less: payroll taxes related to stock-based compensation	1,344	1,387	4,695	4,432
less: amortization of acquired intangibles	386	388	1,158	1,164
Non-GAAP Sales and marketing	225,890	135,739	591,376	409,810
% of Revenue	20%	18%	18%	21%

GAAP Research and development	221,028	143,427	580,471	393,050
% of Revenue	20%	19%	18%	20%
less: stock-based compensation	54,194	39,407	147,230	111,372
less: payroll taxes related to stock-based compensation	9,646	8,334	28,625	22,615
less: amortization of acquired intangibles	58	58	174	174
Non-GAAP Research and development	157,130	95,628	404,442	258,889
% of Revenue	14%	12%	13%	13%

GAAP General and administrative	128,722	51,799	273,790	179,948
% of Revenue	11%	7%	8%	9%
less: stock-based compensation	15,118	11,639	51,520	31,594
less: payroll taxes related to stock-based compensation	15,520	1,627	21,082	4,121
less: impairment of right-of-use assets and leasehold improvements	30,145	—	30,145	31,623
Non-GAAP General and administrative	67,939	38,533	171,043	112,610
% of Revenue	6%	5%	5%	6%

GAAP Transaction and loan losses	25,311	11,753	53,903	39,202
% of Revenue	2%	2%	2%	2%

GAAP Operating expenses	613,010	354,587	1,534,246	1,059,520
% of Revenue	55%	46%	47%	54%
less: stock-based compensation	79,641	61,140	227,603	174,880
less: payroll taxes related to stock-based compensation	26,510	11,348	54,402	31,168
less: amortization of acquired intangibles	444	446	1,332	1,338
less: impairment of right-of-use assets and leasehold improvements	30,145	—	30,145	31,623
Non-GAAP Operating expenses	476,270	281,653	1,220,764	820,511
% of Revenue	42%	37%	38%	42%

Shopify Inc.
Reconciliation from GAAP to Non-GAAP Results (continued)
(Expressed in US $000’s, except share and per share amounts, unaudited)

	Three months ended		Nine months ended
	September 30, 2021	September 30, 2020	September 30, 2021	September 30, 2020
	$	$	$	$
GAAP Operating (loss) income	(4,101)	50,561	254,239	(22,388)
% of Revenue	0%	7%	8%	(1)%
add: stock-based compensation	81,340	63,807	232,454	179,883
add: payroll taxes related to stock-based compensation	26,798	11,595	55,198	31,932
add: amortization of acquired intangibles	5,980	4,977	15,771	16,294
add: impairment of right-of-use assets and leasehold improvements	30,145	—	30,145	31,623
Adjusted Operating income	140,162	130,940	587,807	237,344
% of Revenue	12%	17%	18%	12%

GAAP Net income	1,148,432	191,068	3,285,970	195,637
% of Revenue	102%	25%	102%	10%
add: stock-based compensation	81,340	63,807	232,454	179,883
add: payroll taxes related to stock-based compensation	26,798	11,595	55,198	31,932
add: amortization of acquired intangibles	5,980	4,977	15,771	16,294
add: amortization of debt discount	—	1,130	—	1,130
less: net unrealized gain on equity and other investments	(1,340,842)	(133,239)	(3,369,535)	(133,239)
add: impairment of right-of-use assets and leasehold improvements	30,145	—	30,145	31,623
add: income tax effects related to non-GAAP adjustments	150,967	1,416	391,541	(30,808)
Adjusted Net income	102,820	140,754	641,544	292,452
% of Revenue	9%	18%	20%	15%

Basic GAAP Net income per share attributable to shareholders	9.18	1.59	26.44	1.65
add: stock-based compensation	0.65	0.53	1.87	1.52
add: payroll taxes related to stock-based compensation	0.21	0.10	0.44	0.27
add: amortization of acquired intangibles	0.05	0.04	0.13	0.14
add: amortization of debt discount	0.00	0.01	0.00	0.01
less: net unrealized gain on equity and other investments	(10.72)	(1.11)	(27.11)	(1.12)
add: impairment of right-of-use assets and leasehold improvements	0.24	0.00	0.24	0.27
add: income tax effects related to non-GAAP adjustments	1.21	0.01	3.15	(0.26)
Basic Adjusted Net income per share attributable to shareholders	0.82	1.17	5.16	2.46
Weighted average shares used to compute GAAP and non-GAAP basic net income per share attributable to shareholders	125,071,460	120,511,484	124,297,069	118,692,898

Diluted GAAP Net income per share attributable to shareholders	9.00	1.54	25.84	1.59
add: stock-based compensation	0.64	0.51	1.83	1.46
add: payroll taxes related to stock-based compensation	0.21	0.09	0.43	0.26
add: amortization of acquired intangibles	0.05	0.04	0.12	0.13
add: amortization of debt discount	0.00	0.01	0.00	0.01
less: net unrealized gain on equity and other investments	(10.51)	(1.07)	(26.48)	(1.08)
add: impairment of right-of-use assets and leasehold improvements	0.24	0.00	0.24	0.26
add: income tax effects related to non-GAAP adjustments	1.18	0.01	3.08	(0.25)
Diluted Adjusted Net income per share attributable to shareholders	0.81	1.13	5.06	2.37
Weighted average shares used to compute GAAP and non-GAAP diluted net income per share attributable to shareholders	127,619,188	124,908,279	127,263,746	123,399,606